

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 27, 2006

Mr. Yu Li
Chairman
Jilin Chemical Industrial Company Limited
No. 9 Longtan Street, Longtan District
Jilin City, Jilin Province, PRC

   RE: Form 20-F for Fiscal Year Ended December 31, 2004
       File No. 1-13750

Dear Mr. Yu:

  We have completed our review of your 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief